SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   Form 11-K

(Mark One)
   (X)                         ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                      For the Year Ended December 31, 1993

                                       or

   ( )          TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                     OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from       to
                                               -----   -----

              Commission file number:  Whitman Corporation 1-4710


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            RETIREMENT SAVINGS PLAN

                                      FOR

                              WHITMAN CORPORATION


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              WHITMAN CORPORATION

                              3501 Algonquin Road

                        Rolling Meadows, Illinois  60008


                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                              RETIREMENT SAVINGS PLAN
                              FOR WHITMAN CORPORATION

                              By:  /S/ RAYMOND B. WERNTZ
                                   --------------------------------------
                                   Raymond B. Werntz
                                   Vice President-Benefits & Compensation



Dated:  June 28, 1994



                            Retirement Savings Plan
                                      for
                              WHITMAN CORPORATION

                   INDEX TO FINANCIAL STATEMENTS AND EXHIBITS



Independent Auditors  Reports

Financial Statements:

     Statement of Net Assets Available for Benefits as of December 31, 1993 and 1992

     Statement of Changes in Net Assets Available for
     Benefits  for the years ended December 31, 1993
     and 1992

     Notes to Financial Statements

Schedules Supporting Financial Statements:

     Schedule A - Item 27a - Schedule of Assets Held
     For Investment Purposes as of December 31, 1993

     Schedule B - Item 27d - Schedule of Reportable
     Transactions for the Year Ended December 31, 1993

Exhibits:

     EX99.a -- Exhibit A -- Summary Annual Report.

     EX99.b -- Exhibit B -- Independent Auditors  Consents.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of Retirement Savings Plan for Whitman
Corporation:

We have audited the accompanying statement of net assets available for benefits of RETIREMENT SAVINGS PLAN FOR WHITMAN CORPORATION as of December 31, 1993, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

We performed our audit for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1993, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes as of December 31, 1993, that accompanies the Plan's financial statements does not disclose historical cost of certain Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                             ARTHUR ANDERSEN & CO.

Chicago, Illinois
June 20, 1994


                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee
Retirement Savings Plan for
  Whitman Corporation:

We have audited the accompanying statement of net assets available for benefits of the Retirement Savings Plan for Whitman Corporation as of December 31, 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Whitman Corporation as of December 31, 1992, and charges in net assets available for benefits for the year ended December 31, 1992, in conformity with generally accepted accounting principles.

                                             KPMG Peat Marwick



Chicago, Illinois
May 28, 1993

                                                         RETIREMENT SAVINGS PLAN
                                                                  FOR
                                                          WHITMAN CORPORATION
                                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                        As of December 31, 1993
                                                                                       Participant Directed
                                                                                         Investment Funds
                                                                      -------------------------------------------------------
                                                          Total         Fund C        Fund  C1       Fund  E1       Fund  F1
                                                        --------       --------       --------       --------       --------
Assets:
Investments at Fair Value
  Whitman Corporation Common Stock                $  35,820,915   $ 35,820,915            ---            ---            ---
  Pet Incorporated Common Stock                      22,599,727            ---     22,599,727            ---            ---
  Shares of Registered Investment Company -
     Vanguard Windsor Mutual Fund                    32,258,498            ---            ---    32,258, 498            ---
Investments at Contract Value
  Guaranteed Investment Contracts -
     John Hancock Mutual Life Insurance Company      63,918,902            ---            ---            ---    63,918, 902
Contributions Receivable:
  Participant                                           522,736         72,978            ---        202,591        247,167
  Employer, net of forfeitures                          477,958        101,197            ---        173,935        202,826
Dividends Receivable                                    268,752        165,135        103,617            ---            ---
Accrued Interest Receivable                               4,101            945            721            671          1,764
Cash and Cash Equivalents                             1,661,079        263,954        201,560        265,924        929,641
                                                  --------------  -------------  -------------  -------------  -------------
     Total Assets                                 $ 157,532,668   $ 36,425,124   $ 22,905,625   $ 32,901,619   $ 65,300,300
                                                  --------------  -------------  -------------  -------------  -------------
Liabilities:
  Whitman Cash Advance                                  656,917        151,091         85,399        137,953        282,474
  Accrued Expenses                                       93,199         21,585         13,626         19,451         38,537
                                                  --------------  -------------  -------------  -------------  -------------
  Total Liabilities                                     750,116        172,676         99,025        157,404        321,011
                                                  --------------  -------------  -------------  -------------  -------------
Net Assets Available for Benefits                 $ 156,782,552   $ 36,252,448   $ 22,806,600   $ 32,744,215   $ 64,979,289
                                                  ==============  =============  =============  =============  =============

See accompanying Notes to Financial Statements

                                                        RETIREMENT SAVINGS PLAN
                                                                  FOR
                                                          WHITMAN CORPORATION
                                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                        As of December 31, 1992
                                                                                       Participant Directed
                                                                                         Investment Funds
                                                                      ------------------------------------------------------
                                                          Total         Fund C         Fund C1        Fund E1        Fund F1
                                                        --------       --------       --------       --------        -------
Assets:
Investments at Fair Value
  Whitman Corporation Common Stock               $   31,527,417  $  31,527,417            ---            ---            ---
  Pet Incorporated Common Stock                      23,990,247                    23,990,247
  Shares of Registered Investment Company -
    Vanguard Windsor Mutual Fund                     22,206,141            ---            ---     22,206,141            ---
Investments at Contract Value
  Guaranteed Investment Contracts -
    John Hancock Mutual Life Insurance Company       58,882,143            ---            ---            ---     58,882,143
Contributions Receivable:
  Participant                                           420,805         55,015            ---        151,246        214,544
  Employer, net of forfeitures                          404,888         88,520            ---        137,382        178,986
Dividends Receivable                                    238,248        139,207         99,041            ---            ---
Accrued Interest Receivable                               7,641          1,633          2,085            790          3,133
Cash and Cash Equivalents                             2,758,572        636,653        484,451        448,423      1,189,045
                                                 --------------  -------------  -------------  -------------  -------------
    Total Assets                                 $  140,436,102  $  32,448,445  $  24,575,824  $  22,943,982  $  60,467,851
                                                 --------------  -------------  -------------  -------------  -------------
Liabilities:
  Whitman Cash Advances                                 710,658        237,715            ---         96,649        376,294
  Accrued Expenses                                      189,991         40,601         51,829         19,645         77,916
                                                 --------------  -------------  -------------  -------------  -------------
  Total Liabilities                                     900,649        278,316         51,829        116,294        454,210
                                                 --------------  -------------  -------------  -------------  -------------
  Net Assets Available For Benefits              $  139,535,453  $  32,170,129  $  24,523,995  $  22,827,688  $  60,013,641
                                                 ==============  =============  =============  =============  =============

See accompanying Notes to Financial Statements

                                                        RETIREMENT SAVINGS PLAN
                                                                  FOR
                                                          WHITMAN CORPORATION
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                 For the Year Ended December 31, 1993
                                                                                       Participant Directed
                                                                                         Investment Funds
                                                                      ------------------------------------------------------
                                                         Total         Fund C         Fund C1        Fund E1        Fund F1
                                                       --------       --------       --------       --------       --------
Investment Income:
  Dividends                                      $    3,695,080  $     636,535  $     387,909  $   2,670,636  $         ---
  Interest                                            4,088,370         26,345         17,647         21,210      4,023,168
                                                 --------------  -------------  -------------  -------------  -------------
                                                      7,783,450        662,880        405,556      2,691,846      4,023,168
Net Appreciation in Fair                         --------------  -------------  -------------  -------------  -------------
  Value of Investments                                5,773,496      3,277,524        490,390      2,005,582            ---
                                                 --------------  -------------  -------------  -------------  -------------
Contributions:
  Participants                                        7,381,024      1,090,568            ---      2,820,196      3,470,260
  Employer, net of forfeitures                        6,652,564      1,503,289            ---      2,355,171      2,794,104
                                                 --------------  -------------  -------------  -------------  -------------
                                                     14,033,588      2,593,857            ---      5,175,367      6,264,364
                                                 --------------  -------------  -------------  -------------  -------------
    Total Additions                                  27,590,534      6,534,261        895,946      9,872,795     10,287,532
Less:
  Participants' Withdrawals                          (9,508,619)    (2,091,113)    (1,555,587)    (1,520,832)    (4,341,087)
  Administrative Expenses                              (834,816)      (187,006)     (118, 050)      (168,516)      (361,244)
Interfund Transfers                                         ---       (173,823)      (939,704)     1,733,080       (619,553)
                                                 --------------  -------------  -------------  -------------  -------------
    Net Change During Period                         17,247,099      4,082,319     (1,717,395)     9,916,527      4,965,648
Net Assets Available for Benefits:
  At December 31, 1992                              139,535,453     32,170,129     24,523,995     22,827,688     60,013,641
                                                 --------------  -------------  -------------  -------------  -------------
  At December 31, 1993                           $  156,782,552  $  36,252,448  $  22,806,600  $  32,744,215  $  64,979,289
                                                 ==============  =============  =============  =============  =============

See accompanying Notes to Financial Statements

                                                        RETIREMENT SAVINGS PLAN
                                                                  FOR
                                                          WHITMAN CORPORATION
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                 For the Year Ended December 31, 1992
                                                                                       Participant Directed
                                                                                         Investment Funds
                                                                      ------------------------------------------------------
                                                         Total         Fund C         Fund C1        Fund E1        Fund F1
                                                       --------       --------       --------       --------       --------
Investment Income:
  Dividends                                      $    2,303,215  $     547,584  $     372,789  $   1,382,842  $         ---
  Interest                                            4,428,668         17,881         22,564          8,545      4,379,678
                                                 --------------  -------------  -------------  -------------  -------------
                                                      6,731,883        565,465        395,353      1,391,387      4,379,678
Net Appreciation (Depreciation)                  --------------  -------------  -------------  -------------  -------------
  in Fair Value of Investments                       (5,846,914)     2,699,211    (10,102,093)     1,555,968            ---
                                                 --------------  -------------  -------------  -------------  -------------
Contributions:
  Participants                                        7,137,257        975,630            ---      2,558,941      3,602,686
  Employer, net of forfeitures                        6,564,624      1,574,240            ---      2,134,533      2,855,851
                                                 --------------  -------------  -------------  -------------  -------------
                                                     13,701,881      2,549,870            ---      4,693,474      6,458,537
                                                 --------------  -------------  -------------  -------------  -------------
    Total Additions                                  14,586,850      5,814,546     (9,706,740)     7,640,829     10,838,215
Less:
  Participants' Withdrawals                        (17,031,319)     (3,177,711)    (3,319,439)    (1,632,842)    (8,901,327)
  Administrative Expenses                           (1,189,559)       (241,386)      (308,143)      (116,795)      (523,235)
Interfund Transfers                                        ---        (813,869)    (1,194,483)     2,149,242       (140,890)
                                                 -------------   -------------  -------------  -------------  -------------
    Net Change During Period                        (3,634,028)      1,581,580    (14,528,805)     8,040,434      1,272,763
Net Assets Available for Benefits:
  At December 31, 1991                             143,169,481      30,588,549     39,052,800     14,787,254     58,740,878
                                                 -------------   -------------  -------------  -------------  -------------
  At December 31, 1992                           $ 139,535,453   $  32,170,129  $  24,523,995  $  22,827,688  $  60,013,641
                                                 =============   =============  =============  =============  =============

See accompanying Notes to Financial Statements


                            RETIREMENT SAVINGS PLAN
                                      FOR
                              WHITMAN CORPORATION


                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1993  and 1992

(1) Description of Plan

    The following brief description of the Retirement Savings Plan for Whitman Corporation (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan s provisions.

General

    The Plan is a defined contribution plan which covers eligible employees of Whitman Corporation and those of its subsidiary companies which adopt the Plan, with any company having adopted the Plan along with Whitman Corporation being considered an Employer. Any salaried, non-union employee who has met limited employment requirements and has elected to participate in the Plan is considered a Participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

    Participant contributions are made to the Plan through periodic payroll deductions in amounts ranging from 2% to 6% of base salary, in 1% increments. Participant contributions made via periodic payroll deductions are matched in equal amounts by Employer contributions.

    The total annual pre-tax contributions by a Participant were limited in 1993 to the lesser of $8994 (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or the appropriate percentage of the Participant s total compensation during the year.

Forfeitures

    Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a Participant has terminated or withdrawn from the Plan. In the event a Participant is rehired and repaid the amount disbursed to him from the Plan within the time period specified in the Plan, the Employer is required to restore to the Participant's account any previously forfeited amount used to reduce contributions.

Plan Termination

    Although it has not expressed any intent to do so, Whitman Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Cash and Cash Equivalents

    Cash and cash equivalents consist of deposits with banks and financial institutions which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less.

Investment of Contributions

    Participants in the Plan have the right to direct that their contributions be invested in one or more funds designated by the Plan s Administrative Committee as available for investment purposes. As of December 31, 1993 contributions may be invested in Fund C (common stock of Whitman Corporation), Fund E1 (open-ended growth and income equity mutual fund), or Fund F1 (fixed income fund consisting of guaranteed investment contracts issued by John Hancock Mutual Life Insurance Company), or in a
combination of two or more funds in multiples of 25%.   Future
contributions may not be directed into Fund C1 (common stock of Pet
Incorporated).

    Employer matching contributions must be directed into the same funds, using the same percentages, as Participant contributions. Earnings on investments in each of the investment funds are reinvested in the respective funds.

Participant Accounts

    Each Participant s account is credited with the Participant s contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on Participant account balances. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant s account.

Vesting

    Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants will be 100% vested in Employer contributions made after completion of 5 years of vesting service, if permanently disabled, upon attainment of age 65, or if terminated by an Employer for specific reasons. Effective January 1, 1994, Participants are immediately vested in all prior and future Employer matching contributions.

Payment of Benefits

    On termination of service, a Participant may elect to receive the value of his or her account in either a lump sum payment, in annual installments over a period of up to fifteen years, or in the form of an immediate or deferred annuity.

Expenses
    Administrative expenses for the preparation and maintenance of Plan financial records and Participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the participating Employers or from forfeitures.

2) Summary of Significant Accounting Policies

    The financial statements of the Plan are prepared under the accrual
method of accounting.   Quoted market prices which approximates fair value
are used to value the Plan s common stock and mutual fund investments. Investments of the fixed income funds are valued at cost plus accumulated
interest which approximates fair value.   Benefits are recorded when paid.
 Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(3) Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated January 4, 1989 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4) Investments

    Except for its mutual fund and fixed income investments, the Plan s investments are held by a bank-administered trust fund. The following table presents the fair values of the Plan s investments. Investments that represent 5 percent or more of the Plan s net assets are separately identified.

                               December 31, 1993        December 31, 1992
                              -------------------      -------------------
                              Number       Fair        Number       Fair
                             of Shares     Value      of Shares     Value
                             ---------   --------     ---------    -------

Investment at Fair Value
  as Determined by Quoted
  Market Price:
  Whitman Corporation Common
    Stock                   2,204,364   $35,820,915   2,137,452  $31,527,417
  Pet Incorporated Common
    Stock                   1,291,413   $22,599,727   1,411,191  $23,990,247
  Vanguard Windsor Mutual
    Fund                    2,319,087   $32,258,498   1,743,025  $22,206,141

Investments at cost plus
  accumulated interest,
  which approximates fair
  value:
  Guaranteed Investment
    Contracts -
John Hancock Mutual Life
  Insurance Co.                  ---    $63,918,902         ---  $58,882,143


During 1993, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $5,773,496 as follows:

                            Net change in Fair Value

Investments at Fair Value as Determined
        by Quoted Market Price               Year Ended December 31, 1993
- - ---------------------------------------      ----------------------------

  Common stocks                                     $   3,767,914
  Open-ended growth and income equity mutual fund       2,005,582
                                                    --------------
Net Change in Fair Value                            $   5,773,496
                                                    ==============

(5) Investment Contracts With Insurance Company

    The Plan has entered into various investment contracts with John Hancock Mutual Life Insurance Company (Hancock). The contracts are guaranteed investment contracts under which Hancock guarantees the principal for the duration of the contract. Earnings from the contracts are credited to Fund E1, and are based on a fixed rate of interest for the duration of the contract. Hancock fees are included in administrative expenses. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Hancock. Contract value represents contributions made under the contracts, plus earnings, less Plan withdrawals and administrative expenses.

(6) Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                   December 31,
                                            ---------------------------
                                             1993                1992
                                            ------              ------
Net assets available for benefits per
  the financial statements                $156,782,552      $ 139,535,453
Amounts allocated to withdrawing
  participants                              (3,081,320)        (2,247,801)
                                          -------------     -------------
Net assets available for benefits per
  the Form 5500                            153,701,232        137,287,652
                                          =============     =============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                           Year ended
                                                        December 31, 1993
                                                       ------------------

Benefits paid to participants per the financial
  statements                                              $ 9,508,619
Add: Amounts allocated to withdrawing participants at
  December 31, 1993                                         3,081,320
Less:  Amounts allocated to withdrawing participants at
  December 31, 1992                                        (2,247,801)
                                                          ------------
Benefits paid to participants per the Form 5500           $10,342,138
                                                          ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1993 but not yet paid as of that date.

(7) Reclassifications

    Certain 1992 balances have been reclassified to conform with 1993 presentation.

(8) Subsequent Events

    The Plan was amended effective January 1, 1994 to allow participants to increase their savings rate to 10% from the previous maximum of 6%. Participant contributions up to 6% are 100% matched by the Employer. The Plan was also amended so that, as of January 1, 1994, all prior and future Employer contributions are 100% vested. New investment options are available, and the Vanguard Windsor mutual fund is no longer available, effective January 1, 1994. All assets of the Plan were transferred to a new trustee, The Northern Trust Company, in January, 1994. The recordkeeping for the Plan was transferred to Wyatt Asset Services, Inc. in January, 1994.


                                    SCHEDULE A

                            RETIREMENT SAVINGS PLAN
                                      FOR
                              WHITMAN CORPORATION
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1993


Identity of Issue      Description of Investment    Cost    Current Value
- - -----------------      -------------------------    ----    -------------
Fund C

Whitman Corporation
Common** Stock         No par value             $18,510,638   $35,820,915

Fund C1

Pet Incorporated
Common Stock           $0.01 par value             $15,143,794   $22,599,727

Fund E1

The Vanguard Group     Windsor Mutual Fund            *       $32,258,498
                       (open ended growth and
                       income equity fund)
Fund F1

John Hancock Mutual    Guaranteed Investment
Life Insurance Company Contract                 $13,781,546   $13,781,546
                       (interest rate of 3.43%)

John Hancock Mutual    Guaranteed Investment
Life Insurance Company Contract                 $22,525,411   $22,525,411
                       (interest rate of 4.86%)

John Hancock Mutual    Guaranteed Investment
Life Insurance Company Contract                 $13,829,065   $13,829,065
                       (interest rate of 8.81%)

John Hancock Mutual    Guaranteed Investment
Life Insurance Company Contract                 $13,782,880   $13,782,880
                       (interest rate of 7.15%) -----------   -----------

                       Total                          *      $154,598,042
                                                =========== ============

*Historical cost information is not available.
**Represents a party in interest as of December 31, 1993

See accompanying independent auditors  report.



                                                              SCHEDULE B

                                                      Retirement Savings Plan for
                                                          Whitman Corporation
                                            Item 27d - Schedule of Reportable Transactions
                                                 For the Year Ended December 31, 1993

                                                     Purchases                                            Sales
                                            --------------------------                    ------------------------------------
Identity of                                  Number of      Purchase       Number of       Selling        Cost of     Net Gain
Party Involved     Description of Assets   Transactions       Price      Transactions       Price          Asset       (Loss)
- - --------------    ----------------------   ------------     ---------    ------------      -------        -------     --------
Continental Trust
  Company         Short-Term Inv. II Fund       51         $14,363,883        155        $15,380,109    $15,380,109      ---

The Vanguard
  Group             Windsor Mutual Fund         15         $8,218,598         ---            ---            ---          ---



See Accompanying Independent Auditors Reports.